Exhibit A
CERAGON NETWORKS LTD.
___________________________________________

NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON JUNE 12, 2018

Notice is hereby given that the 2018 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Tuesday, June 12, 2018 at 5:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

1.
To re-elect Zohar Zisapel, Yael Langer and Shlomo Liran, and to elect Ira Palti, our President and CEO, and Avi Eizenman, to serve on the Board of Directors of the Company and to approve a grant of options to each of them (except for Mr. Palti), as part of their consideration for service as directors;

2.
To elect Avi Berger and Meir Sperling to serve on the Board of Directors of the Company as external directors, and to approve a grant of options to each of them, as part of their consideration for service as external directors;

3.	To approve amendments to the Company's Executives & Directors Compensation Policy;

4.	To approve a cash bonus plan and equity compensation to our Chief Executive Officer for 2018; and

5.
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2018 and until immediately following the next annual general meeting of shareholders.

In the Meeting, you will also have an opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2017. This item will not involve a vote of the shareholders.

Only shareholders of record at the close of business day on Monday, May 14, 2018, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof.  All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience so that it will be received at the offices of the Company no later than twenty four (24) hours prior to the Meeting (i.e., 5:00 p.m. (Israel time) on June 11, 2018). Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company (the "Articles"), a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares.

Joint holders of shares should also take note that, pursuant to Article 32(d) of the Articles, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) who tenders a vote, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

By Order of the Board of Directors,

ZOHAR ZISAPEL	IRA PALTI
Chairman of the Board of Directors	President and Chief Executive Officer

May 8, 2018

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
_______________________

PROXY STATEMENT
_______________________

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or "Shares"), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at the Company's 2018 Annual General Meeting of Shareholders (the “Meeting”), or at any postponements or adjournments thereof.

The Meeting will be held on Tuesday, June 12, 2018, at 5:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows:

1.
To re-elect Zohar Zisapel, Yael Langer and Shlomo Liran, and to elect Ira Palti, our President and CEO, and Avi Eizenman, to serve on the Board of Directors of the Company and to approve a grant of options to each of them (except for Mr. Palti), as part of their consideration for service as directors;

2.
To elect Avi Berger and Meir Sperling to serve on the Board of Directors of the Company as external directors, and to approve a grant of options to each of them, as part of their consideration for service as external directors;

3.	To approve amendments to the Company's Executives & Directors Compensation Policy;

4.	To approve a cash bonus plan and equity compensation to our Chief Executive Officer for 2018; and

5.
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2018 and until immediately following the next annual general meeting of shareholders.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2017; This item will not involve a vote of the shareholders.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, May 14, 2018, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder, the form of proxy will be voted "FOR" all proposals and in the discretion of the proxies with respect to all other matters, which may properly come before the Meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; or (ii) voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. If a proxy is properly executed and received at the offices of the Company not less than twenty four (24) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in the manner described above.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company, chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K.

QUORUM

Two or more shareholders, present in person, by proxy or by proxy card, entitled to vote and holding together Ordinary Shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to June 19, 2018, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person, by proxy or by proxy card, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of May 7, 2018, regarding: (i) all persons or entities known to the Company to beneficially own more than 5% of the Company’s Ordinary Shares; (ii) each "office holder1", as such term is defined in the Israeli Companies Law, 5759-1999 (the: "Companies Law"), of the Company (the: "Office Holders") known to the Company to beneficially own more than 1% of the Company's Ordinary Shares; and (iii) all Office Holders as a group.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.  Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

The "Number of Ordinary Shares Beneficially Owned" in the table below includes Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days as of May 7, 2018. The Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (1)
Zohar Zisapel (2)	10,593,885	13.56%
Joseph D. Samberg (3)	6,784,842	8.68%
Ira Palti (4)	1,210,451	1.55%
All Office Holders, including directors, as a group (consists of 14 persons)	13,290,044	17.01%

(1) (2)
Based on 78,139,876 Ordinary Shares issued and outstanding as of May 7, 2018.
Zohar Zisapel’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. Out of the total Ordinary Shares held by Zohar Zisapel, 18,717 Shares are held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholder and a director.

(3)	Joseph D. Samberg's address is 1091 Boston Post Road, Rye, NY 10580.
(4)	Ira Palti’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. Mr. Palti is our President and CEO.

[1]
The term "Office Holder" as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2017, please see "Item 6. Directors, Senior Management and Employees – B. Compensation - b) Individual Compensation of Office Holders" in our Annual Report for 2017, which was filed on Form 20-F with the SEC on March 27, 2018 (File No. 0-30862).

BACKGROUND TO ITEMS 1 & 2

Under the Company's Articles of Association, the Board of Directors is to consist of not less than five (5) and not more than nine (9) directors, unless otherwise determined by a resolution of the Company's shareholders. As a result of the death of our external director, Mr. Avi Patir, on January 28, 2018, our Board of Directors presently consists of only four (4) members. We now seek our shareholders' approval for the expansion of our Board to eight (8) members; accordingly, under Item 1 we propose the re-election of three (3) currently serving directors and the election of two (2) new directors – one of whom is Mr. Ira Palti, our President and CEO, and under Item 2 we propose the election of two (2) additional new directors, for service as external directors. This new proposed Board composition will also include Mr. Yair Orgler, who currently serves as our external director and whose term of service will expire in March 2019.

ITEM 1

RE-ELECTION OF THREE (3) DIRECTORS, ELECTION OF TWO (2) NEW DIRECTORS
AND APPROVAL OF EQUITY COMPENSATION

Background

Directors (other than the external directors) are to be elected at the annual general meeting by the vote of the holders of a majority of the voting power represented at such meeting and voting on the election of directors. The directors (other than the external directors) shall serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected, unless earlier terminated in the event of such director's death, resignation or removal.

General

Re-Election and Election of Directors

Following the recommendation of such nominees to the Board by the Company's Nomination Committee, in accordance with Nasdaq Marketplace Rules (the: "Nasdaq Rules"), it is proposed that Mr. Zohar Zisapel, Ms. Yael Langer and Mr. Shlomo Liran be re-elected, and that Mr. Ira Palti and Mr. Avi Eizenman be elected, to serve as our directors. If re-elected or elected (as the case may be), each of Mr. Zisapel, Ms. Langer, Mr. Liran, Mr. Palti and Mr. Eizenman will serve an approximately three (3) year term, ending on the date of the annual general meeting in 2021.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. The Company has received a declaration from each of the nominees, confirming that he/she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of the Company. The Company is not aware of any reason why Mr. Zisapel, Ms. Langer, Mr. Liran, Mr. Palti or Mr. Eizenman, if re-elected or elected (as the case may be), should be unable to serve as directors. Further, shareholders should note that each of the nominees proposed for re-election has maintained a high level of participation in our Board and committees meetings, as applicable, throughout his or her previous term of service. The Company does not have any understanding or agreement with respect to the future election of any of the proposed nominees.

As for the two new nominees to our Board, Mr. Palti and Mr. Eizenman, the Company believes that each of them possess vast business and management experience, as well as varied expertise. Mr. Palti, our President and CEO, has in-depth long acquaintance with the Company and its business – all of which are expected to contribute to the work of our Board and to our continued growth.

Further, the Board of Directors has determined that each of Mr. Liran and Mr. Eizenman qualify as an "independent director", as defined by the Nasdaq Rules. Under the Nasdaq Rules, the majority of our directors are required to be independent. Due to the passing away of our external director, Mr. Avi Patir, on January 28, 2018, the Company no longer complies with Nasdaq’s independent director and audit committee requirements, as set forth in Listing Rule 5605. However, consistent with Listing Rules 5605 (b)(1)(A) and 5605 (c)(4), Nasdaq provided the Company with a cure period in order to regain compliance until the earlier of the next annual shareholders’ meeting or January 28, 2019; or, if the next annual shareholders’ meeting is held before July 27, 2018, then the Company must evidence compliance no later than such date. With the approval of our proposed Board composition, we expect to  regain compliance with both requirements immediately following this Meeting.

The following is a brief biography of each of the proposed nominees, based upon the records of the Company and information furnished to it by them:

Zohar Zisapel has served as the Chairman of our Board of Directors since we were incorporated in 1996. Mr. Zisapel also serves as a director of RADCOM Ltd. and Amdocs Limited, both public companies traded on Nasdaq.  Mr. Zisapel founded or invested in many companies in the fields of Communications, Cyber Security and Automotive and serves as chairman or director of many private companies.  Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Haifa Institute of Technology (“Technion”) and an M.B.A. from the Tel Aviv University.

Yael Langer has served as our director since December 2000.  Ms. Langer served as our general counsel from July 1998 until December 2000.  Ms. Langer is General Counsel and Secretary of RAD Data Communications Ltd. and other companies in the RAD-BYNET group. Since July 2009, Ms. Langer serves as a director in Radware Ltd. From December 1995 to July 1998, Ms. Langer served as Assistant General Counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer received an LL.B. from the Hebrew University in Jerusalem.

Shlomo Liran joined Ceragon’s Board of Directors in August 2015, after gaining experience in senior management positions, including in the telecommunication industry. In October 2016 Mr. Liran was appointed as the CEO of Spuntech Industries Ltd. From July 2014 until January 2015, Mr. Liran served as the Chief Executive Officer of Hadera Paper Ltd. From 2010 to 2013, Mr. Liran served as the Chief Executive Officer of Avgol Nonwovens Ltd.  During the years 2008 and 2009 Mr. Liran served as the Chief Executive Officer of Ericsson Israel Ltd., and from 2004 to 2007 he served as Chief Executive Officer of TRE (Scandinavian cellular network) in Sweden and in Denmark. From 2000 to 2003, he served as Chief Executive Officer of YES Satellite Multi-Channel TV. Prior to that, Mr. Liran spent thirteen years in Strauss as CEO (1995-2000), General Manager of the Dairy Division (1991-1995) and VP Operations (1987-1991). Mr. Liran holds a B.Sc. in Industrial Engineering from the Technion, an M. Eng. System Analysis from University of Toronto, Canada and an AMP-ISMP advanced management program from the Harvard Business School. Mr. Liran is one of our independent directors and is considered a "financial expert" for the purposes of the Nasdaq Rules.

Ira Palti has served as our President and Chief Executive Officer since August 2005. From January 2003 to August 2005, Mr. Palti was Chief Executive Officer of Seabridge Ltd., a Siemens company that is a global leader in the area of broadband services and networks. Prior to joining Seabridge, he was the Chief Operating Officer of VocalTec Communications Ltd., responsible for sales, marketing, customer support and product development. Among the positions he held before joining VocalTec was founder of Rosh Intelligent Systems, a company providing software maintenance and AI diagnostic solutions and one of the first startups in Israel. Mr. Palti received a B.Sc. in mathematics and computer science (magna cum laude) from the Tel Aviv University.

Avi Eizenman co-founded Silicom Ltd. in 1987 and served as its President and Chief Executive Officer, as well as a director of Silicom until April 1, 2001. As from 2001, Mr. Eizenman serves as the Active Chairman of the Board of Directors of Silicom Ltd. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Compensation for Service as Directors; Grant of Options

Under the Companies Law, arrangements regarding the compensation of a director of a publicly traded company should generally be consistent with such company's Compensation Policy and require the prior approval of a company's compensation committee, board of directors and shareholders, in that order.

The Company's Executive and Director Compensation Policy (the: "Compensation Policy") authorizes each of our non-executive directors to receive cash compensation, which includes annual and participation fees, as well as equity based compensation.

Our Compensation Committee and Board of Directors have determined that, subject to the approval by our shareholders of the re-appointment of Mr. Zisapel, Ms. Langer and Mr. Liran, and the appointment of Mr. Eizenman, for service as our directors, each of them shall be entitled to a cash compensation in accordance with the "fixed" amounts of the annual and participation fees, as set forth in regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting, which is held outside of the director’s place of residence; currently – the sum of NIS 69,195 (approximately $19,088) as annual fee, the sum of NIS 2,575 (approximately $710) as an in-person participation fee, NIS 1,545 (approximately $426) for conference call participation and NIS 1,287 (approximately $355) for written resolutions.

As the above-mentioned amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the "Alleviation Regulations"), they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the "Relief Regulations").

In addition to the cash fees, as remuneration for their contribution and efforts as directors of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for non-executive directors, the Compensation Committee and Board of Directors have approved, and resolved to recommend to our shareholders to approve, annual equity grants to each of Mr. Zohar Zisapel, Ms. Yael Langer, Mr. Shlomo Liran and Mr. Avi Eizenman, with respect to their three-year terms of service as directors, as follows:

•
To Zohar Zisapel, Chairman of the Board of Directors, 150,000 options to purchase 150,000 Ordinary Shares, 50,000 of which shall be granted on the date of the Meeting, an additional 50,000 shall be granted upon the first anniversary of the Meeting (i.e., on June 11, 2019), and the remaining 50,000 shall be granted upon the second anniversary of the Meeting (i.e., on June 11, 2020), provided he is still a director of the Company at the time of each grant. The Compensation Committee and Board are of the opinion that, it would be appropriate to compensate Mr. Zisapel with the grant of an increased number of options in comparison to the number of options granted to the other members of the Board of Directors, taking into account, among others, the considerable amount of time required from him in order to fulfill his Board activities as a Chairman and his continued contribution to the Company's success. The value of the equity grant to Mr. Zisapel equals, at the date of this Proxy Statement, approximately $200,000. Such grant of options is in line with the Compensation Policy, according to which, the Chairman of the Board of Directors of the Company is entitled to receive an annual equity based compensation of up to 3 times the annual equity based compensation of the other directors (see below).

•
To each of Yael Langer, Shlomo Liran and Avi Eizenman, directors of the Company, options to purchase 50,000 Ordinary Shares, one-third of which (16,667 options) shall be granted on the date of the Meeting, an additional one third (16,667 options) shall be granted upon the first anniversary of the Meeting (i.e., on June 11, 2019), and the remaining 16,666 options shall be granted on the second anniversary of the Meeting (i.e., on June 11, 2020), provided he or she are still directors of the Company at the time of each grant. Such grant of options is in line with the Compensation Policy, according to which, each of the Company's non-executive directors is entitled to receive equal annual equity based compensation, which value shall not exceed USD 150,000. The value of the equity grant to each of Ms. Langer, Mr. Liran and Mr. Eizenman equals, at the date of this Proxy Statement, approximately $66,667.

For clarification, provided he is elected as director, the Company will not pay our President and CEO, Mr. Ira Palti, any compensation, in cash or equity, in connection with his service as a director of the Company.

If approved by our shareholders, all options granted each year, as detailed above, shall vest on the date of grant. The exercise price for the proposed grants shall be equal to the average closing price of the Company's Shares on the Nasdaq Global Market for the period equal to thirty (30) consecutive trading days immediately preceding the date of grant. These grants will be made under the Company's Amended and Restated Share Option and RSU Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the "Ordinance"), except for the options granted to Zohar Zisapel, Chairman of the Board of Directors, which will be granted under Section 3(9) of the Ordinance.

Our Compensation Committee and Board of Directors believe that the above-mentioned grants of options are in the best interests of the Company, as they align the interests of our directors with those of our shareholders and recognize the time, attention and expertise required by each of them. In approaching our shareholders with this proposed grant of options, our Compensation Committee and Board of Directors have taken into account the dilutive impact of such option grants on our shareholders, and, as before, are committed to implement measures to effectively address this issue while maintaining our ability to retain and motivate highly talented directors. In this context, our Compensation Committee and Board of Directors have decided to continue implementing measures intended to control the dilutive impact of the grants, such as shortening the life of each option grant referred to above to six years and automatically canceling any option that has decreased in value to half of its exercise price.

Required Vote

An affirmative vote of a majority of the shares represented at the Meeting, in person, by proxy or by proxy card, and voting thereon, is required for the re-election of Mr. Zisapel, Ms. Langer and Mr. Liran and for the election of Mr. Palti and Mr. Eizenman to our Board of Directors, and for the approval of the grant of options to each of them (except for Mr. Palti).

The election of each of these nominees, together with his/her equity grant (if applicable), shall be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED that:

Mr. Zohar Zisapel be, and he hereby is, re-elected to the Board of Directors, for a term ending on the date of the Annual General Meeting in 2021; and in consideration for his service as director, to approve the grant of 150,000 options to purchase 150,000 Ordinary Shares to Mr. Zohar Zisapel, all in accordance with the terms described in this Item 1”; and

"FURTHER RESOLVED that:

Ms. Yael Langer be, and she hereby is, re-elected to the Board of Directors, for a term ending on the date of the Annual General Meeting in 2021; and in consideration for her service as director, to approve the grant of 50,000 options to purchase 50,000 Ordinary Shares to Ms. Yael Langer, all in accordance with the terms described in this Item 1"; and

"FURTHER RESOLVED that:

Mr. Shlomo Liran be, and he hereby is, re-elected to the Board of Directors, for a term ending on the date of the Annual General Meeting in 2021; and in consideration for his service as director, to approve the grant of 50,000 options to purchase 50,000 Ordinary Shares to Mr. Shlomo Liran, all in accordance with the terms described in this Item 1"; and

"FURTHER RESOLVED that:

Mr. Ira Palti be, and he hereby is, elected to the Board of Directors, for a term ending on the date of the Annual General Meeting in 2021, all in accordance with the terms described in this Item 1"; and

"FURTHER RESOLVED that:

Mr. Avi Eizenman be, and he hereby is, elected to the Board of Directors, for a term ending on the date of the Annual General Meeting in 2021; and in consideration for his service as director, to approve the grant of 50,000 options to purchase 50,000 Ordinary Shares to Mr. Avi Eizenman, all in accordance with the terms described in this Item 1".

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

As Mr. Zisapel, Ms. Langer and Mr. Liran all have personal interest in the proposed resolutions, each with respect to his/her own nomination and equity compensation, they all refrained from making recommendations with respect thereto.

ITEM 2

ELECTION OF TWO (2) NEW EXTERNAL DIRECTORS AND APPROVAL OF THEIR
EQUITY COMPENSATION

  Background

Generally, under the Companies Law, companies incorporated under the laws of Israel are required to appoint at least two external directors. As a result of the death of one of our external directors, Mr. Avi Patir, on January 28, 2018, our Board of Directors presently consist of only one (1) external director, Mr. Yair Orgler, who was re-elected to serve on our Board on March 25, 2016, for a term of three (3) years.

Further, each committee of a company's board of directors empowered with powers of the board of directors is required to include at least one external director, except that in accordance with the Companies Law, the audit committee and the compensation committee must be comprised of at least three directors, including all of the external directors, and the external directors must comprise the majority of the members of the compensation committee. As of January 28, 2018, the date of Mr. Patir’s death, we no longer comply with the above-mentioned requirements regarding the composition of the Audit Committee and Compensation Committee, as well as with the requirement under the Nasdaq Rules to have three (3) independent directors on our Audit Committee. However, as detailed in Item 1 above (under General - Re-Election and Election of Directors) Nasdaq provided the Company with a cure period with respect to the audit committee Nasdaq requirement, and we expect to regain compliance with such Nasdaq requirement, as well as with the above-mentioned Companies Law requirements, immediately following this Meeting, by appointing at least one of the external directors proposed under this item, if not both, as a member of our Audit Committee (both Financial and Corporate) and Compensation Committee; Under the Companies Law, the Board of Directors is the organ authorized to appoint the members of each committee of the Board and the chairman of each such committee is to be elected by the members of the committee, from among its members. Accordingly, after the conclusion of the Meeting, our Board, in its new composition, will decide with respect to the additional member, or members, of our Audit and Compensation committees, and then, each committee will appoint a chairman from among its members. In accordance with the requirements of the Companies Law, the chairman of each of the Audit and Compensation committees will be an external director. A formal public announcement regarding the new compositions of our Audit and Compensation Committees will follow in due course.

General

Qualification

A person may not be appointed as an external director if he or she or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control has, as of the date of the person's appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with the company; any entity controlling the company at the date of such person's appointment; or any entity controlled, at the date of such person's appointment or during the two years preceding that date, by the company or by a controlling entity; and in a company with no individual or group holding a controlling interest - any affiliation with the chairman of the board of directors, chief executive officer, chief financial officer or substantial shareholder.

A "relative" is defined under the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse's descendant, sibling or parent and the spouse of any of the foregoing. The term "affiliation" includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

In addition, no person can serve as an external director if the person's position or other business creates, or may create, conflicts of interest with the person's responsibilities as an external director, or may otherwise interfere with his ability to serve as external director.

The Companies Law provides that a shareholders meeting in which the appointment of an external director is to be considered will not be held unless the nominee has declared that he or she complies with the qualifications necessary for appointment as such.

Financial and Accounting Expertise

Under the Companies Law (1) an external director must have either "accounting and financial expertise" or "professional qualifications" (as such terms are defined in regulations promulgated under the Companies Law) and (2) generally, at least one of the external directors must have "accounting and financial expertise." The board of directors is required to determine (based on criteria set forth in regulations promulgated under the Companies Law) whether the external directors have "accounting and financial expertise" or "professional qualifications".

Our Proposed External Directors

Pursuant to the recommendation of our Nomination Committee and Board of Directors, it is proposed that Mr. Avi Berger and Mr. Meir Sperling be elected to serve on our Board of Directors as external directors; The Company has received the required declaration from each of Mr. Berger and Mr. Sperling, confirming their qualifications under the Companies Law to be elected as external directors of the Company. Further, the Board of Directors of the Company has determined that Mr. Sperling has the requisite accounting and financial expertise and that Mr. Berger has the requisite professional qualifications to serve as external directors.

The following are brief biographies of Messrs. Berger and Sperling, based upon the records of the Company and information furnished to it by them:

Avraham (Avi) Berger is the owner and CEO of AB6C Ltd., a private consulting company, as of 2015. From November 2013 until May 2015, Mr. Berger served as the Director General of the Israeli Ministry of Communication. During the years 2012 to 2013, Mr. Berger served as VP Marketing and business developing of Ness-TSG. From 2007 to 2012 Mr. Berger served as the VP technology & CTO of Partner Communication Ltd., and during 2007 Mr. Berger served as VP business development of Tadiran Communication Ltd. From 1985 to 2006, he served in the Israel Defense Forces C4I and Cyber Branch, and Signal Corps, in a number of telecommunication and command control development and project management positions, retiring as a full colonel. Mr. Berger holds a B.Sc. in Electrical Engineering from Tel Aviv University, and M.Sc.in Electrical Engineering from UCLA.

Meir Sperling presently serves as the Chairman of the Board of Verint Systems Ltd. (“Verint”) and a board member of Verint Systems Singapore Pte. (“Verint Singapore”). Mr. Sperling was nominated as a board member of Verint and Verint Singapore in 2000. Between 2000 and 2012, Mr. Sperling also served as Corporate officer and President of the Cyber Security Division of Verint and in parallel, served as Managing Director of the company’s subsidiary in Israel; Between 2012 and 2015, he served as a Corporate Officer and Chief Strategy Officer of Verint. As from September 2015, Mr. Sperling also serves as consultant to Verint. Prior to that, from January 1999 to January 2000, Mr. Sperling served as Corporate Vice President of ECI Telecom Ltd. and General Manager of the Business Systems Division. Mr. Sperling also served as a Director in several of ECI’s Subsidiaries. Between 1992 and 1999 Mr. Sperling served in various positions at Tadiran Telecommunications Ltd., including as Corporate Vice President and General Manager of the Business and Access Systems Divisions (1997 – 1999) and Corporate Vice President and General Manager of the Business Systems Division (1992 – 1997).  Mr. Sperling also served as a Director in several of Tadiran’s subsidiaries. Prior to that, Mr. Sperling served in various positions in Tadiran Ltd., including as a Director of Product Planning and Business Development of TEI, the US subsidiary of Tadiran Ltd. (1987-1992) and in various positions in R&D and R&D Management, including the Director of R&D of the Business Systems Division (1978 - 1987). Mr. Sperling received a B.Sc. in Electronic Engineering from the Ben Gurion University, Israel, in 1975.

Messrs. Berger and Sperling each qualify as an independent director for the purposes of the Nasdaq Rules.

Each of Messrs. Berger and Sperling do not beneficially own any of our Shares.

Compensation for Service as External Directors; Grant of Options

According to the Remuneration  Regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director's place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of  the company according to the amount of its capital. A company may also compensate an external director in shares or rights to purchase shares, other than convertible debentures, which may be converted  into  shares,  subject  to  certain limitations.

The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office.

Our Compensation Committee and Board of Directors have determined that, similar to the cash compensation that is to be paid to the directors referred to under Item 1 (except for Mr. Palti), subject to the approval by our shareholders of the appointment of Mr. Avi Berger and Mr. Meir Sperling for service as our external directors, each of them shall be entitled to a cash compensation in accordance with the "fixed" amounts of the annual and participation fees, as set forth in the Remuneration Regulations, based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting which is held outside of the director’s place of residence; currently – the sum of NIS 69,195 (approximately $19,088) as annual fee, the sum of NIS 2,575 (approximately $710) as an in-person participation fee, NIS 1,545 (approximately $426) for conference call participation and NIS 1,287 (approximately $355) for written resolutions.

As the above-mentioned amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Relief Regulations.

In addition to the cash compensation referred to above, our Compensation Committee and Board of Directors further resolved, subject to shareholder approval, to grant each of the proposed external directors 50,000 options to purchase 50,000 Ordinary Shares, so that 16,667 options of which shall be granted on the date of the Meeting, an additional 16,667 options shall be granted on the first anniversary of the Meeting (i.e. on June 11, 2019) and the remaining 16,666 options shall be granted on the second anniversary of the Meeting (i.e. on June 11, 2020), provided each of them is still an external director of the Company at the time of each grant. The options granted each year shall vest on the date of grant. The exercise price shall be equal to the average closing price of the Company's Shares on the Nasdaq Global Market for the period equal to thirty (30) consecutive trading days immediately preceding the date of grant, and in accordance with any other terms and conditions  applicable to the "other directors" (as such term is defined  in the Remuneration Regulations). All option grants will be made under the Amended and Restated Share Option and RSU Plan and under the Capital Gains Route of Section 102(b)(2) of the Ordinance. The value of the equity grant to each of Messrs. Berger and Sperling equals, at the date of this Proxy Statement, approximately $66,667.

The proposed cash compensation and grant of options are in line with the Compensation Policy, according to which, the compensation of our external directors is to be determined and capped in accordance with the Remuneration Regulations.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the election of external directors and for the approval of their equity compensation; provided that, the majority of the shares voted in favor of this proposal are not held by "controlling shareholders" or shareholders with "personal interest" in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Ceragon, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or from a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The election of Mr. Berger and Mr. Sperling for service as our external directors shall be voted upon separately at the Meeting, each together with his proposed equity grant.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Mr. Avi Berger be, and he hereby is, elected to serve as an external director of the Company in accordance with the Companies Law, for a period of three years to commence on the date of the Meeting; and as part of the consideration for his service as external director, to approve a  grant of 50,000 options to purchase 50,000 Ordinary Shares of the Company in accordance with the terms described in this Item 2."

"FURTHER RESOLVED, that Mr. Meir Sperling be, and he hereby is, elected to serve as an external director of the Company in accordance with the Companies Law, for a period of three years to commence on the date of the Meeting; and as part of the consideration for his service as external director, to approve a grant of 50,000 options to purchase 50,000 Ordinary Shares of the Company in accordance with the terms described in this Item 2."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Mr. Orgler may be deemed to have personal interest in the proposed resolutions, as subject to shareholders approval of the resolutions under this item, as of the date of the Meeting, his cash compensation shall be adjusted from the "minimum" amounts to the "fixed" amounts (same as to be paid to the Mr. Berger and Mr. Sperling). Accordingly, he refrained from making recommendations with respect thereto.

ITEM 3

APPROVAL OF AMENDMENTS TO THE COMPANY'S  EXECUTIVES & DIRECTORS
COMPENSATION POLICY

Background

On September 12, 2013, our shareholders, following the recommendation of the Compensation Committee and the Board of Directors, approved the adoption of the Compensation Policy of the Company, which provides a framework for terms of office and employment of our Office Holders, including base salaries, cash bonuses, equity awards, severance and other benefits, the grant of an exemption from liability, insurance, undertaking to indemnify or indemnification.

Under the Companies Law, our Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board of Directors, in order to consider its adequacy, and must be reapproved by the Compensation Committee, Board of Directors and shareholders of the company at least every three years. Our Compensation Policy was last approved by our shareholders in August  2015.

General

Further to the review of the Compensation Policy by the Compensation Committee and Board of Directors, and as the Company has gained experience in the implementation of the Compensation Policy during the time that has passed since its adoption and last amendment, our Compensation Committee and Board of Directors have determined that few provisions of the Compensation Policy should be updated, clarified or revised. As part of their review, our Compensation Committee and Board of Directors also considered comparable information with respect to compensation policies of other peer companies, and believe that the proposed amendments to the Compensation Policy are appropriate and suitable to the needs of the Company, and provide a better expression of the desired compensation structure for Office Holders whose compensation is subject to such policy and of the right balance between creating proper incentive for Office Holders, in accordance with the Company's objective of recruiting, retaining and promoting high quality and experienced personnel, and the Company's other best interests.

The proposed amendments to the Compensation Policy are marked in the revised version of the Compensation Policy attached to this Proxy Statement as Exhibit A (the "Amended Policy"). The two main amendments proposed are as follows (terms and definitions used hereunder are in accordance with the terms and definitions as appear in the Compensation Policy):

1.
Section 8.1 – it is proposed to allow the Company's Chief Executive Officer to approve non-material changes (i.e. changes not exceeding an amount equal to two monthly base salaries for any calendar year) to the benefits and perquisites, but not to the base salary or variable components, of all Executives, without seeking the approval of the Compensation Committee; provided, however, that such changes are in accordance with the Compensation Policy.

2.
Sections IV.2 – it is proposed to increase the current cap set for the premium to be paid under our directors and officers ("D&O") liability insurance policy, from $300,000 to an annual premium of up to $400,000, plus an additional annual premium of up to $180,000 for claims associated with M&A transactions. The proposed increase in the premium cap is intended to align such cap to the current trends in the D&O insurance market, which include higher amounts of premium paid with respect to such insurances, due to a significant increase in the number of class-action claims, associated with higher settlement amounts and related legal expenses. This trend is applicable to Israeli companies that are listed on Nasdaq in general, and to us in particular, as we have been served with such class-action claim. Hence, the Compensation Committee and Board of Directors deem this amendment required in order to allow the Company more flexibility in providing its Office Holders with adequate D&O insurance policies, which include premiums that are in line with the current market practice for comparable companies.

In addition, the Amended Policy includes few amendments of a clarificatory nature as well as certain deletion of text that was inaccurate or that is currently irrelevant.

In light of the foregoing, the Compensation Committee recommended the approval of the Amended Policy and the Board of Directors approved, and recommends that the shareholders approve, the Amended Policy.

If the Amended Policy is adopted pursuant to the Companies law, then the date of such amendment shall be deemed to be the date of the adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years from the date of the Meeting.

If the Amended Policy is not adopted pursuant to the Companies Law, then the current Compensation Policy shall continue to be in full force and effect until August 3, 2018, which is three years from the date it was last approved by our shareholders.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the approval of the Amended Policy; provided that, the majority of the shares voted in favor of this proposal are not held by "controlling shareholders" or shareholders with "personal interest" in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company.

Please see Item 2 above for the definitions of the terms "controlling shareholders" and "personal interest".

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Amended Policy, in the form attached as Exhibit A to this Proxy Statement for the 2018 Annual General Meeting of Shareholders, be, and it hereby is, approved".

The Board of Directors recommends a vote FOR approval of the proposed resolution.

As all Board members have personal interest in the proposed resolution, they are all allowed to recommend with respect thereto.

ITEM 4

APPROVAL OF A CASH BONUS PLAN AND EQUITY COMPENSATION TO OUR
CHIEF EXECUTIVE OFFICER FOR 2018

Background

Under the Companies Law, arrangements regarding the compensation of a chief executive officer (“CEO”) of a publicly traded company should generally be consistent with such company's Compensation Policy and require the prior approval of the company's compensation committee, board of directors and shareholders, in that order.

Under his existing employment agreement, our CEO, Mr. Ira Palti, is entitled to a gross annual base salary of NIS 1,080,000 (approximately $297,931), plus customary benefits which include, among others, managers' insurance, education fund, car expenses, long-term disability and life insurance. In addition, Mr. Palti is entitled to a performance based annual cash bonus and to an annual equity grant.

We now seek our shareholders' approval for a cash bonus plan and equity grant to our CEO for 2018.

General

2018 Cash Bonus Plan

Consistent with the Compensation Policy and subject to the limitations set forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as related objectives and related weights, including applicable thresholds and the formula for calculating the annual cash bonus payment, to be granted to our CEO.

Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, our Compensation Committee and Board of Directors have resolved, and are recommending that the shareholders approve, the following annual bonus plan for calendar year 2018 for Mr. Ira Palti and the following proposed related objectives and terms thereof:

The target annual bonus for 2018, which is the annual cash amount that Mr. Palti will be entitled to receive upon achievement of 100% of his objectives (see below), will be equal to ten (10) monthly salaries (approximately $248,619) ("On Target Bonus") – as was approved for Mr. Palti with respect to the previous year. The actual annual cash bonus paid to Mr. Palti with respect to 2017 was a sum of approximately $256,609 (ILS 930,210) which is 3.3% above his the on-target bonus for such year, calculated in accordance with his actual performance measured against the principles of the 2017 cash bonus plan, as was approved by our shareholders.

The personal objectives for the annual cash bonus of Mr. Palti for 2018, and their weights, are as follows:

(A)
Three financial measurable targets: (i) non-GAAP net income, weighing 60% of the On Target Bonus; (ii) GAAP net income, weighing 10% of the On Target Bonus; and (iii) Company's DSO, weighting 10% of the On Target Bonus. These three targets are to be determined based on the Company’s 2018 annual business targets (each: a “Measurable Target”); Following the end of the calendar year, the actual achievements of the Company for 2018 shall be measured against each of the Measurable Targets, and the score results for each of the Measurable Targets (each: a  "CEO Measurable Achievement"), shall entitle our CEO to a bonus payment comprised as follows: (i) provided that the general plan's threshold is met (see below), achievement of up to 100% of each CEO Measurable Achievement, will be calculated on a linear basis or accelerated basis, as applicable, and entitle our CEO to up to 100% payment for such Measurable Target's respective weight of the On Target Bonus; and (ii) achievement above 100% of each CEO Measurable Achievement will increase the cash bonus for each such Measurable Target, on a linear or accelerated basis, as applicable to each Measurable Target, subject to the Maximum Payment Cap (see below); and

(B)
A non-measurable target comprised of personal performance criteria, as shall be pre-determined by our Compensation Committee and Board of Directors, which shall be assigned a 20% weight.

Our Compensation Committee and Board of Directors have set a minimum threshold score with respect to each of the Measurable Targets, so that below a certain level of CEO Measurable Achievement, payment will not be made with respect to such Measurable Target, as well as a general plan's threshold, referring to a certain level of achievement of a measurable financial criteria, below which no annual cash bonus shall be paid to our CEO with respect to 2018.

Further, our Compensation Committee and Board of Director have resolved that the maximum annual bonus payment to our CEO for 2018 will be capped at 200% of his annual base salary (the "Maximum Payment Cap"). Reaching the Maximum Payment Cap, in the opinion of the Compensation Committee and Board of Directors, is an extremely challenging task.

Subject to receipt of shareholder approval of the above annual cash bonus, related objectives and terms thereof for Mr. Palti, the Compensation Committee and the Board of Directors will determine, following approval by the Board of the Company's audited financial statements for the 2018 fiscal year, and without the need for further shareholder approval, the actual bonus to be paid, if any, to Mr. Palti, with respect to calendar year 2018.

2018 Equity Grant

As remuneration for his contribution and efforts as the CEO of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation, our Compensation Committee and Board of Directors have resolved, and are recommending that the shareholders approve, the grant to Mr. Ira Palti, in his role as our CEO, of 225,000 options to purchase 225,000 Ordinary Shares, under the following terms:

The options will be granted at the date of the Meeting (the "Grant Date") with an exercise price equal to the average closing price of the Company’s shares on the Nasdaq Global Select Market for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date. The vesting period of the options shall be three (3) years, of which 33.3% of the options shall vest on the first anniversary of the Grant Date and 8.34% of the remaining options shall vest every quarter for the next two years. The options will expire six (6) years after the Grant Date, unless they expire earlier in accordance with the terms of the Company’s Amended and Restated Share Option and RSU Plan (the "Option Plan"). The options will be granted through a trustee under the "Capital Gains Route" of Section 102(b)(2) of Israeli Income Tax Ordinance and shall be otherwise subject to the terms and conditions of the Option Plan.

The value of the proposed option grant to our CEO for 2018 equals, at the date of this Proxy Statement, approximately $300,000.

Our Compensation Committee and Board of Directors believe that the proposed grant of options is appropriate and suitable, considering, among others, the importance of motivating and incentivizing our CEO through the grant of equity, a compensation element, which includes vesting over a total of three years, thus having a long term incentive value. In approaching our shareholders with this proposed resolution, our Compensation Committee and Board of Directors have once again taken into account the dilutive impact of the equity grant on our shareholders, and are continuing to implement measures - such as shortening the life of each option grant to six years and automatically canceling any option that has decreased in value to half of its exercise price – in order to effectively address this issue while maintaining our ability to recruit, retain and motivate highly talented executives, such as our CEO.

Our Compensation Committee and Board of Directors believe that the grant of annual cash bonus payment and equity to our CEO is in the Company's best interests and is in line with the compensation philosophy, objectives, limits and caps set forth in the Compensation Policy. When reaching their conclusion, our Compensation Committee and Board of Directors analyzed all factors and considerations required under our Compensation Policy, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Palti, the estimation of Mr. Palti's expected contribution and the importance of Mr. Palti to the future growth and profitability of the Company.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the approval of the cash and equity compensation to our CEO for 2018; provided that, the majority of the shares voted in favor of this proposal are not held by "controlling shareholders" or shareholders with "personal interest" in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company.

Please see Item 2 above for the definitions of the terms "controlling shareholders" and "personal interest".

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the cash bonus plan and the grant of 225,000 options to purchase 225,000 Ordinary Shares of the Company, to our CEO, for the year 2018, all upon the terms described in this Item 4."

The Board of Directors recommends a vote "FOR" approval of the proposed resolution.

ITEM 5

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting.

General

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor for the fiscal year ending December 31, 2018, and until immediately following the next annual general meeting of shareholders.

Kost Forer has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. Our Financial Audit Committee and the Board of Directors believe that such limited non-audit functions do not affect the independence of Kost Forer.

As a result of the combined provisions of the Israeli law, our Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent auditor requires the approval of the shareholders of the Company, and its remuneration requires the approval of our Financial Audit Committee; The Company's Financial Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Kost Forer, and have recommended their re-appointment as the Company’s independent auditor for the fiscal year ending December 31, 2018, and until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company’s shareholders.

The following table presents the aggregate amounts of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2017:

Services Rendered	Fees

Audit (1)	$795,615
Tax (2)	$187,303
Other Services (3)	$112,000
Total (4)	$1,094,918

(1)
Audit fees consist of fees and expenses related to the fiscal year audit of our consolidated annual financial statements and review of our unaudited interim financial statements, as well as of other audit-related services that would normally be provided in connection with statutory and regulatory filings or engagements.

(2)	Tax fees relate to tax compliance, planning and advice.
(3)	Other consulting services.
(4)	All non-audit fees are subject to specific approvals by the Company's Financial Audit Committee.

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the re-appointment of Kost Forer as the Company's independent auditor.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditor of the Company for the fiscal year ending December 31, 2018, and until immediately following the next annual general meeting of shareholders.”

The Board of Directors recommends a vote "FOR" approval of the proposed resolution.

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2017 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2017 (filed with the SEC on March 27, 2018), may be viewed on our website – http://www.ceragon.com/financial_reports.asp or through the EDGAR website of the SEC at www.sec.gov. None of the auditor's report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

ZOHAR ZISAPEL	IRA PALTI
Chairman of the Board of Directors	President and Chief Executive Officer

May 8, 2018

Exhibit A

Executives& Directors Compensation Policy

I.	Overview

1.	Definitions

Company	CERGAON NETWORKS LTD.
Law	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
~~Amendment 20~~	~~Amendment to the Law which was entered into effect on December 12, 2012.~~
Compensation Committee	A committee satisfying the requirements of ~~appointed in accordance with section 118A of the Law~~ applicable law.
Office Holder
Director, CEO, Executive-Vice-President, any personfilling any of these positions in a company even if he holds a different title, and any other excutive directly subordinate to the CEO, all as defined in section 1 of the Law.

Executive	Office Holder, exculding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, anundertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in ~~section 1 of~~ the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value	The value of the total annual Equity Based Components, valued using the same methodology utilized in each annual financial statement of the Company.
Total Compesation	The Total Cash Compensation and Equity Value.

2.	Global Strategy Guidelines

2.1.
Our Company is a global backhaul wireless company operating in a competitive global market. Our solutions are deployed by more than 460 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries. ~~Our solutions are deployed by more than 430 service providers in over 130 countries.~~

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, success in future goals, all with a long term perspective.

2.3.
The Company’s success in fulfilling its long term vision and strategy is much reliant on the excellence of its people through all levels. Thus, we believe that the Company’s ability to achieve its goals requires us to recruit, motivate and retain a leadership team comprised of high quality and experienced Executives and directors.

2.4.
Therefore, we believe in creating a comprehensive compensation policy for our Office Holders (the "Policy") which shall enable us to attract and retain highly qualified Executives. Moreover, the Policy shall motivate our Executives to achieve ongoing targeted results aligned with our business strategy, in addition to a high level of business performance in the long term, all, without encouraging excessive risk taking.

2.5.
The Policy is designed to offer our Executives a compensation package that is competitive with other peer group companies. Moreover, the Policy is intended to align between the importance of incentivizing Executives to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives. The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results, long-term performance and strategic decisions.

2.7.	The Policy shall provide the Board of Directors with guidelines for exercising discretion under the Company’s equity plans.

2.8.	The Policy is guided by the applicable principles set forth ~~by Amendment 20 and~~in the Law.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least once every three years, or as otherwise required by Law.

3.4.
The approval procedures of Terms of Office and Employment as well as back-up data upon which the approvals are based shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.5.	The compensation of each Office Holder shall be subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

II.	Executive Compensation

1.
When examining and approving Executives’ Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role and scope of responsibilities in accordance with the location in which such Executive is placed.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between the cost of an Executives' compensation, including all components of the Executives' Terms of Office and Employment, and the cost of salary of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company, as defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 worldwide and local companies similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits.

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: change in control payment, sign-on bonus relocation expenses, leave of absence, special bonus, etc.

3.
Our philosophy is that our Executives’ compensation mix shall be comprised of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation, all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company and comparative information.	• Individual role, scope and capability based compensation • Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, department and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, department and individual's objectives • Market competitiveness in attracting Executives

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives

4.	The compensation package shall be reviewed with each Executive at least once a year, or as may be required from time to time.

5.	Fixed compensation Base Salary:

5.1.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.2.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

5.3.	The value of the annual base salary in the compensation of each of our Executives shall be designed, not to be more than 66 % of such Executive's Total Compensation.

Benefits

5.4.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

5.4.1.	Pension plan/ Executive insurance as customary in each territory.

5.4.2.
Benefits which may be offered as part of the general employee benefits package, such as in Israel: Private medical insurance, disability and life insurance, transportation (including Company car, a Company's leased car or transportation allowance), communication & media, Israeli education fund, etc. in accordance with the local practice of the Company.

5.4.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.

5.4.4.
An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generaly up to 28 days annualy), subject to the minimum vacation days requirements per country of employmentas well as the local national holidays.

5.4.5.	Additional benefits, which their aggregate value for each of our Executives shall not exceed 15% of such Executive's annual base salary (excluding with respect to relocation).

6.	Variable Components

6.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company’s goals, revenues, profitability and other key performance indicators ("KPIs") shall be considered, taking into account Company and department’s long term perspective and the Executive’s position.

6.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration periodical and a long term perspective.

6.3.	The Board of Directors shall have the absolute discretion to reduce or cancel any cash incentive.

Cash Incentives

6.4.	Variable Cash Incentive Plan

6.4.1.
The cash incentive compensation are cash payments to the Executives that vary based on the Company and department’s performance and on the Executives individual performance and contribution to the Company.

6.4.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt a Cash Incentive Plan which will set forth for each Executive targets which form such Executive's on target Cash payment (which shall be referred to as the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

6.4.3.
The Compensation committee and Board of Directors may include in the On Target Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s On Target Cash Plan payments with actual achievements.

6.4.4.	The annual On Target Cash Plan of each Executive shall be calculated as a percentage of such Executive’s annual base salary, which shall not exceed 100% for each Executive.

6.4.5.
The annual Cash Plan actual payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 250% of such Executive's On Target Cash Plan.

6.4.6.	At least 80% of the targets shall be measurable. Such targets may include, among others, one or more of the following as may be relevant, with respect to the Executive:

•	Company/ Region Net Profit

•	Company/ Region Net Income

•	Company/ Region Revenues

•	Company/ Region Operating Income

•	Pre-tax profits above previous fiscal year

•	Company/ Region Bookings

•	Collection

•	Customer satisfaction ("CSAT")

•	Cash flow

•	KPIs

•	EPS

All financial targets mentioned above may use either GAAP or NON-GAAP measurements.

6.4.6.1.
The targets, as well as their weight, shall be determined in accordance with the Executive’s position, the Executive’s individual role, and the Company’s and department’s long term and short term targets. The measurable targets shall include one or more financial targets on a Company and/or region level weighing together, at least 50% of the On Target Cash Plan (The Compensation committee and Board of Directors may, under special circumstances, determine that the financial targets with respect to a certain executive shall be derived, to the extent it is financially measurable, from a specific material transaction or activity).

6.4.6.2.	With respect to an Executive managing a department / region - at least 20% of the On Target Cash Plan shall be measurable target based on a department / region level.

~~1.~~6.4.7.
Up to 20% of the targets shall be based on non-measurable criteria; provided that ~~. If and to the extent permissible pursuant to the Law,~~ with respect to all Executives except our CEO, our Compensation Committee and our Board of Directors may increase the portion of targets that are based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50%. Such non-measurable criteria will be concluded, among others, by assessing the Executive's performance during the year, the contribution of the Executive to the achievement of the Company's goals, and the evaluation of the Executive by the CEO/Board of Directors, as relevant.

~~6.4.7~~.6.4.8.
The Board of Directors shall be authorized, under circumstances it deems exceptional, when the Company's targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan.

~~6.4.8.~~6.4.9.	The Board of Directors shall annually determine a threshold(s) with respect to the Company’s targets under which no On Target Cash Plan payments shall be distributed.

~~6.4.9.~~6.4.10.	Adjustment to the Company and/or department targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

6.5.
Change In Control Cash  Payment

Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a " Corporate Transaction" of our Company (as defined in the Company's most recent equity plan, currently the Ceragon Networks Ltd. Amended and Restated Share Option and RSU Plan), with a cash payment of up to 200% of such Executive's annual base salary.

Equity Based Compensation

6.6.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including, without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under the Ceragon Networks Ltd. Amended and Restated Share Option and RSU Plan or future equity plan (as may be adopted by the Company), and subject to any applicable law. The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

6.7.
Equity Based Components for Executives shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments throughout a period which shall not be shorter than 3 years with at least a 1 year cliff, taking into account adequate incentives in a long term perspective.

6.8.
The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution from equity awards.

6.9.
When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and the effect of such grants on the dilution of its shareholders.

6.10.	The total yearly Equity Value granted shall not exceed with respect to the CEO - 550% of his annual base salary and with respect to all other Executives 350% of such Executive's annual base salary.

6.11.
In an event of "Corporate Transaction", unvested Equity Based Components may, at the discretion of the Compensation Committee and the Board of directors, be accelerated, under a double trigger mechanism, as provided in the Company's equity plan. Company's policy is not to re-price the exercise price of any outstanding security granted to its Executives without prior approval of its shareholders.

7.	Separation Package

7.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

7.2.
As a guideline, the notice period for the termination of an Executive shall not exceed 6 months or payment in lieu of such notice. In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period or the payment in lieu such notice by up to additional 12 months, provided, however, that the maximum Separation Package of each Executive shall not exceed 18 monthly salaries of such Executive (excluding vesting of unvested equity pursuant to a double trigger acceleration mechanism, if applicable).

8.	Others

8.1.
Non-Material Changes - the Company's CEO shall be entitled to determine that non-material changes (i.e. changes not exceeding an amount equal to two monthly base salaries for any calendar year) may be made to the terms of the benefits and perquisites, but not to the base salary or variable components, of all Executives reporting, directly, or indirectly, to the CEO, without seeking the approval of the Compensation Committee.

~~8.1.~~8.2.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, schooling allowance, car or transportation allowance, home leave visit, health insurance for executive and family, etc, all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, as shall be approved by the Compensation Committee and Board of Directors.

~~8.2.~~8.3
Special Bonus - Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of a new Executive ("Sign On"), the grant of a onetime cash incentive, of up to 100% the Executive's annual base salary.

9.	Clawback Policy

9.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-years period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes.

9.2.
Our Compensation Committee and Board of Directors shall be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved;

III.	Director Remuneration:

Our non-executive directors may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.
The Company’s non-executive directors may be entitled to receive an annual cash fee and a participation fee for each meeting in accordance with the amounts set forth in the Law regarding compensation and expense reimbursement of external directors.

1.2.
The Company’s non-executive directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation:

2.1.	Each of the Company’s non-executive directors shall be entitled to receive equal annual equity based compensation, which value shall not exceed USD 150,000.

2.2.	The Chairman of any Committee of the Board of Directors may be entitled to receive annual equity based compensation of up to 1.5 times the annual equity based compensation of the other directors.

2.3.	The Chairman of the Board of Directors may be entitled to receive an annual equity based compensation of to up to 3 the annual equity based compensation of the other directors.

3.	External Directors' Compensation:

3.1.
The compensation of our external directors shall be determined and capped in accordance with ~~the comparative compensation mechanism specified in section 8a- 8b of~~ the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors) -2000.

IV.	Indemnification, Insurance and Exemption

1.
The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by law, directors and officers liability insurance as shall be approved by the Compensetion Committee, the Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

2.
We shall be authorize to provide our directors and officers with a liability insurance policy which aggregare coverage shall be up to US$45 million, and the annual premium shall be up to US$~~300~~400,000, plus additional annual premium of up to US$180,000 for claims associated with M&A transactions. Our Compensation Committee shall be authorized to increase the coverage purchased, and/or the premiums paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law.

V.	General

1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.

CERAGON NETWORKS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
JUNE 12, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint/s Ira Palti and Doron Arazi, or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorize/s them to represent and to vote as designated on the reverse side of this Proxy, all of the ordinary shares of Ceragon Networks Ltd. (the “Company”) that the shareholder(s) is/are entitled to vote at the annual general meeting of shareholders to be held at 5:00 p.m., on Tuesday, June 12, 2018, at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE BY THE SHAREHOLDER, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CERAGON NETWORKS LTD.

June 12, 2018

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 to 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
1.
To re-elect Zohar Zisapel, Yael Langer and Shlomo Liran, and to elect Ira Palti, our  President and  CEO, and Avi Eizenman, to serve on the Board of Directors of the Company; to approve a grant of  options to  each of them (except for Mr. Palti).

Please note - you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

For further information regarding the definition of "Personal Interest", please see the explanation under Item 2 of the Proxy Statement.

	Nominees	FOR	AGAINST	ABSTAIN			YES	NO
	Zohar Zisapel	☐	☐	☐		Are you a "Controlling Shareholder"?	☐	☐

	Yael Langer	☐	☐	☐
Under the Companies Law, in general, a person will be deemed to be a "Controlling Shareholder" if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

	Shlomo Liran	☐	☐	☐	PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN THE APPOINTMENT OF MR. BERGER.
							FOR	AGAINST	ABSTAIN
	Ira Palti	☐	☐	☐		Meir Sperling	☐	☐	☐
							YES	NO
	Avi Eizenman	☐	☐	☐		Do you have a "Personal Interest" in the appointment of Mr. Sperling?	☐	☐

2.	To elect Avi Berger and Meir Sperling to serve on the Board of Directors of the Company as external directors, and to approve a grant of options to each of them.					Are you a "Controlling Shareholder"?	☐	☐
PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN THE APPOINTMENT OF MR. SPERLING.
Nominees

	Avi Berger	☐	☐	☐
		YES	NO				FOR	AGAINST	ABSTAIN
	Do you have a "Personal Interest" in the appointment of Mr. Berger?	☐	☐		3.	To approve amendments to the Company's Executive & Directors Compensation Policy.	☐	☐	☐
							YES	NO
Under the Companies Law, 5759-1999 (the “Companies Law”), in general, a person is deemed to have a personal interest if any member of his or her immediate family, or the immediate family of his or her spouse, has a personal interest in the adoption of the proposal; or if a company, other than Ceragon, that is affiliated with such person or affiliated with his or her spouse, has a personal interest in the adoption of the proposal.
						Do you have a "Personal Interest" in Item 3 above?	☐	☐

						Are you a "Controlling Shareholder"?	☐	☐

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN ITEM 3 ABOVE.
							FOR	AGAINST	ABSTAIN
					4.	To approve a cash bonus plan and equity compensation to our Chief Executive Officer for 2018.	☐	☐	☐
							YES	NO
						Do you have a "Personal Interest" in Item 4 above?	☐	☐

						Are you a "Controlling Shareholder"?	☐	☐

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN ITEM 4 ABOVE.
							FOR	AGAINST	ABSTAIN
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐		5.
To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s inde- pendent auditor for the fiscal year ending December 31, 2018 and until immediately following the next annual general meeting of shareholders.
							☐	☐	☐
Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.